Financial Gravity Companies, Inc.

800 N. Watters Rd., Suite 120

Allen, Texas 75013

September 21, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jessica Livingston, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4720

Re:      Financial Gravity Companies, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 11, 2018

File No. 333-220505

Ladies and Gentlemen:

Financial Gravity Companies, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 20, 2018, relating to the above-referenced filing. To facilitate your review of this filing, we have repeated your question or comment from your letter and then provided our response.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We previously requested that you file as an exhibit to this registration statement the $30,000 promissory note issued to GHS as a commitment fee upon the execution of the May 23, 2017 Equity Financing Agreement. We note that the disclosure has been revised to state that upon execution of the Equity Financing Agreement, the $30,000 commitment fee was paid to GHS in cash. Please explain this disclosure change in your response letter considering that Section 2.7 of the Equity Financing Agreement (Exhibit 10.1) has not been amended to reflect the payment of the commitment fee in cash. Please revise your disclosures to the extent necessary.

Response:

Thank you for the comment. The Equity Financing Agreement has been amended to reflect the payment of the commitment fee in cash, so that the registration statement and the transaction documentation are in sync. Additionally, a copy of the amendment will be filed as an exhibit to the registration statement.

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2.	We note the disclosure in your latest Form 10-Q on ineffective disclosure controls and procedures (DCP) and in your latest Form 10-K on ineffective internal control over financial reporting (ICFR). Please include a new risk factor on the risks of ineffective DCP and ICFR and provide disclosure about the reasons why your DCP and ICFR were ineffective and the steps being taken to address any material weaknesses. To the extent applicable, please comply with this comment with respect to your future periodic reports.

Response:

Thank you for the comment.

The Company will add the following new risk factor to the registration statement:

Effectiveness of Disclosure Controls and Procedures; Effectiveness of Internal Control Over Financial Reporting

We have disclosed in the most recent annual report on Form 10-K, that our internal control over financial reporting (ICFR) was not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  We have identified two areas which contain material weaknesses. First; the size of the Company and limitations inherent in companies with limited accounting staff prevent the desired multiple checks and balances prior to processing daily operations. We need more compensating controls. Though adequate processes are in place and functioning, subsequent reviews are deemed necessary to identify unauthorized transactions. Secondly; the same inherent current limitation on Company staffing requires specialized outside accounting assistance to implement additional procedures that are effective, and another review to the process, to ensure that all material information required to be filed in the annual report on Form 10-K has been made known to them. The material weaknesses identified will be addressed with the implementation of revised internal control procedures to be developed and approved by the Board of Directors.

Additionally, we have disclosed in the most recent periodic report on Form 10-Q, that our disclosure controls and procedures (DCP) were not effective to provide reasonable assurance that information required to be disclosed in our periodic filings is accumulated and communicated to management, including the officers, to allow timely decisions regarding required disclosures. The Company has implemented the following processes to improve DCP and ICFR and address any material weaknesses:

The Company has taken several steps to address potential material weaknesses in financial controls. Specifically, the Company has implemented a robust check disbursement policy that includes the following key control points: first, the controller who handles check disbursements is not an authorized signer on any bank account and cannot sign checks; second, any disbursement amount less than $5,000.00 requires written approval from one (1) member of the leadership team; third, any disbursement amount of $5,000.00 - $24,999.99 requires written approval of two (2) members of the leadership team; fourth, any disbursement amount of $25,000.00 or more requires approval by the Board of Directors; and fifth, all disbursements are reviewed and approved by the Chief Operating Officer. As an additional control, all disbursement checks are signed by the CEO when available, and if the CEO is unable to sign, disbursement checks are signed by a member of the leadership team. All disbursements are controlled through a formal check disbursement process that includes an official check disbursement request form. This form is reviewed and signed by the appropriate parties as referenced above.

On a related note, the Company’s disclosure controls and procedures and internal control over financial reporting will be explicitly addressed in the Company’s periodic filings, by way of comments comparable to those appearing in this letter (and in the registration statement), to the extent applicable.

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3.	We note the new disclosure that the 180-day deadline in the Equity Financing Agreement, which has passed, was waived by GHS. Given the provisions of Section 11.6 of the agreement stating that “no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought, please advise how this provision was waived, whether in writing, by amendment to the Equity Financing Agreement, or otherwise. Please file the waiver or the amended agreement, as the case may be, as an exhibit to the registration statement.

Response:

Thank you for the comment. The waiver of the 180-day deadline has been formalized via an amendment to the Equity Financing Agreement. A copy of the amendment will be filed as an exhibit to the registration statement.

4.	For clarity please provide a corporate chart and generally revise your disclosures to provide a more robust description of the business activities for each of your operating subsidiaries according to their respective business lines.

Response:

Thank you for the comment. The registration statement will be amended to provide a corporate organization chart (graphic) showing the Company and its several subsidiaries. Additionally, the registration statement will be amended to provide a more robust description of each operating subsidiary’s business activities, substantially as follows:

Products and Services

The following outline briefly describes Financial Gravity’s various subsidiaries and the products and services they offer:

Financial Gravity Operations, Inc.  Financial Gravity Operations manages operational expenses for the shared services of the subsidiaries. This entity integrates the delivery of Financial Gravity Tax, Business, and Wealth Solutions to its growing customer base around the country. This integration, impossible to do for the small business marketplace until now, is what sets Financial Gravity apart from its peers.

Financial Gravity Tax, Inc. formerly Business Legacy, Inc.    Financial Gravity Tax is a bookkeeping, tax planning and payroll service provider for small companies and individuals. Financial Gravity has developed a precise procedure that has proven to be very successful in delivering lower taxes, higher profit, and greater wealth for small business owners. The process begins with an extensive and comprehensive review of the client’s needs. This assessment sets the requirements for the program that is subsequently developed. The second step is to use the client’s custom Tax Blueprint® to build that business entity and documentation that captures the identified savings. This is called the Tax Operating System® (TOS). This process is repeated as required and tuned for optimal efficiency thus ensuring that the client receives the best service and optimal solutions in the phases of the business cycle during the year. Clients continue to pay a monthly or weekly subscription fee as part of their TOS service for ongoing tax planning, tax return preparation, payroll and bookkeeping services. This business unit promises clients they’ll pay the lowest legal, moral and ethical taxes possible. Tax savings is the “tip of the spear” in all its offerings. No company has ever successfully married tax, wealth and business solutions together for Small Business Owners (SBOs) and high net worth individuals. Powered by its no-risk “2x Promise” (the Company guarantees to find double its initial fee in tax savings), clients are quick to sign up for proactive tax planning. Lowering their personal taxes then fuels insurance, wealth and business services sales. These multi-tiered sales provide 4-8 times multiple to a typical accounting or bookkeeping practice.

Financial Gravity Wealth, Inc. formerly Pollock Advisory Group, Inc.    Financial Gravity Wealth is a Registered Investment Advisor (RIA) and provides asset management services. After saving thousands in taxes, clients are happy to trust us with the management of their wealth, especially when treated to a different wealth management experience. An RIA is an advisor or firm engaged in financial planning and wealth management business and is registered either with the Securities and Exchange Commission (SEC) or state securities authorities. An RIA has a fiduciary duty to his or her clients, which means that he or she has a fundamental obligation to provide suitable investment advice and always act in the clients' best interests. Only 5% of all financial planners are RIAs. The advantage of the RIA model is lower cost to the client. Also, since RIAs are not compensated by commissions on financial products, their advice is considered less biased and more accurate. Coupled with tax savings, its status as an RIA makes the Company very attractive to the most profitable clients.

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Financial Gravity Business, LLC formerly Cloud9b2b, LLC    Financial Gravity Business provides business consulting services to Small Business Owners that identify ways to leverage a business’ current assets (people, platforms and processes) and reduce exposure to risk, both short-term and long-term, while simplifying the business and increasing profitability. Financial Gravity Business is the only non-product centric business system for financial advisors that helps them serve the needs of the small business owner without needing to sell a financial services product like a life insurance policy or a 401(k) plan. To broaden the skillset of CPAs, the Company has created the Certified Tax Master® designation and partner program for CPA’s and Enrolled Agents (“EA’s”). To its knowledge, there is no program offering like this of its kind available elsewhere. This program was created in Financial Gravity Business but will be sold and build revenue in the Tax Coach Software platform.

Financial Gravity Ventures, LLC formerly Cloud9Accelerator, LLC    Financial Gravity Ventures holds acquired companies and business assets until they are integrated into the mainstream Financial Gravity business structure.

Sash Corporation dba Metro Data Processing    Metro Data Processing provides payroll services, software and support solutions to business owners. Sash Corporation Dba Metro Data Processing was the Company’s first acquisition and Metro Data Processing is based in Tulsa, OK. The Company has been a fixture in payroll processing in the Tulsa area for years and should prove to be a compelling storefront to begin selling additional tax services.

Tax Coach Software, LLC    Tax Coach Software provides three primary services including monthly subscriptions to the “TaxCoach” software system, coaching and email marketing services. Tax Coach Software (TCS) was a key acquisition in fiscal year 2016. TCS supports over 550 CPA and Enrolled Agent professionals, training them to add crucial tax planning services to support clients. Not only did this acquisition bring high-end tax planning to Financial Gravity, but the TCS customer base adds significant business development opportunities for Financial Gravity Wealth. The Company developed the Certified Tax Master® for this group and rolled out new client systems in mid-2016.

5.	Your discussion of revenues for the three month period ended March 31, 2018, does not provide a clear understanding of how a restructuring of services offered resulted in increased revenues. Similarly, your discussion of operating expenses does not provide any insight on what “unnecessary expenses” were trimmed. Since your subsidiaries each have a different line of business, it appears that the impact that the products and services of each subsidiary have on the revenues and expenses of the company would be material to an understanding of your business as a whole. Please disclose for investors the relative importance of each subsidiary to the company’s operations, including, the impact that specific products and services have on the revenues and expenses. Otherwise, advise why such disclosure would not be material to an investor’s understanding of your business.

Response:

Thank you for the comment. The substance of the following response will appear in the discussion of revenues for the most recent reporting period ended June 30, 2018.

As to how a restructuring of services offered has resulted in increased revenues:

o	For Tax Master Network (formerly Tax Coach Software), the membership fee for clients was increased to $499 from the historical rate of $99. Giving effect to this increase, at a retention rate of 30% of the clients, Tax Master Network would break even; yet Tax Master Network is tracking at a 50% retention rate for its clients, increasing revenue.
o	Each of Financial Gravity Wealth and Financial Gravity Tax has added new insurance products to its offerings, and expanded each company’s sales teams to market the broader range of offerings.
o	The Tax Operating System has been rewritten and we are charging more for this service, with the average price increasing from $200 to $350 and thereby increasing revenue.
o	A restructuring of the wealth management services offered by Financial Gravity Wealth has resulted in a growth in revenues for this business line by 70%.

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As to what “unnecessary expenses” were trimmed:

o	We have eliminated three positions in marketing by expanding our technology use.
o	We have also reduced card processing fees by $4,000 per month, and eliminated some ongoing expenses for services we were not using (software and other tech).
o	We have successfully eliminated overlapping vendors, such as subscription services related to recruiting and hiring new employees.
o	We have eliminated the use of expensive, short-term temporary staffing contracts, by hiring full time employees and thereby reducing our cost of labor.
o	With these changes, we have cut $100,000 per month in expenses in the last 6 months.

As to the relative importance of each subsidiary to the company’s operations:

o	Financial Gravity Wealth is of significant importance to the company’s operations since it has high revenue, and that revenue is recurring and consistent.
o	Tax Master Network is also of significant importance to the company’s operations in view of the fact that this subsidiary has a high profit margin and gives us access to over 500 CPAs. As a point of information, we built the Tax Master Network business from software designed by CPAs.
o	The business of Tax Master Network is a true foundation of the company’s business and that business serves as a lead to the wealth management and other services offered by the company.

We have also added in this section of the MD&A, more specific information about the relative importance of key subsidiaries to the company’s operations.

6.	We note disclosures under Note 5, Notes Payable, on page F-10 to your financial statements. Please expand your disclosure here to state the total amount due under these notes, and to disclose the material terms of the notes. Please also file the notes, or a form of the notes, as exhibits pursuant to Item 601(b)(4) of Regulation S-K, or otherwise, tell us why you would not be required to file them.

Response:

Thank you for the comment. The registration statement will be amended to expand the disclosures under Note 5, Notes Payable, to state the total amount due under the notes, and to disclose the material terms of the notes. Additionally, a conformed copy of each note will be filed as an amendment to the registration statement.

7.	We note that you have provided Item 401 of Regulation S-K disclosure for the period ended September 30, 2017. However, this information appears inconsistent with disclosure on the company’s website where Mr. Reggio is no longer listed as one of the company’s officers. We also note the lack of Regulation S-K Item 403 beneficial ownership disclosure for Mr. Reggio. Please advise or otherwise revise your disclosures to address the noted discrepancies. To the extent that Mr. Reggio is no longer an officer of the company, please address why an Item 5.02 Current Report on Form 8-K has not been filed.

Response:

Thank you for the comment. We note initially that a Form 8-K has been filed on September 14, 2018, to announce the departure of Mr. Reggio as an officer of the Company. The registration statement will be amended to remove the Item 401 disclosure with respect to Mr. Reggio, and to remove the Item 403 beneficial ownership disclosure with respect to Mr. Reggio.

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8.	Please revise the biographical information for Mr. Sundby to clearly identify the time periods associated with his business experience over the past five years. Refer to Item 401(e) of Regulation S-K for guidance.

Response:

Thank you for the comment. Mr. Sundby’s biographical information has been revised in the registration statement to clearly identify the time periods associated with his business experience, including his title and primary responsibilities for each role listed.

9.	We note the disclosure that Mr. Sundby received option awards in the amount of $19,382. Please disclose in a footnote to the table the assumptions made in the valuation of the options pursuant to Instructions 1 and 3 to Item 402(n)(2)(vi) of Regulation S-K.

Response:

Thank you for the comment. A footnote will be added to the Summary Compensation Table, to state the assumptions made in the valuation of the options granted to Mr. Sundby.

10.	Please file the option agreement for Mr. Sundby as an exhibit pursuant to Regulation S-K Item 601(b)(10)(iii).

Response:

Thank you for the comment. The registration statement will be amended to include as an exhibit, the option agreement for Mr. Sundby.

11.	Please disclose here the payments by the company to consulting firms owned and controlled by Named Executive Officers that are currently disclosed under “All Other Compensation” in the Summary Compensation Table. These payments appear to be related party transactions under Regulation S-K Item 404 rather than compensation as officers of the company. We note that your footnote for each officer states that the payment was made “in compensation for services not related to his roles as an officer and director of the Company.” Please revise to include all Item 404 disclosure for these payments and describe the type of transactions for which these payments were made.

Response:

Thank you for the comment. The description of the consulting arrangements is reflected in the section entitled “Transactions with Related Persons, Promoters and Certain Control Persons” and such description is responsive to Item 404.

12.	Please also disclose the contract with, and the note payable to, Fourly, LLC, which you disclose is owned by a majority shareholder. We note the disclosure on page 29 that expenses for management fees increased $13,500 to $63,500 for the three months ended March 31, 2018 and increased $10,500 to $113,500 for the six months ended March 31, 2018 due to changes in the contract with Fourly, LLC. We note the disclosure on page F- 10 regarding the $50,000 note payable at 20% interest.

Response:

Thank you for the comment. The registration statement will be amended to include as an exhibit, the note payable to Fourly Enterprises, LLC. As a point of information, Fourly Enterprises is a consulting company owned by John Pollock, the Company’s CEO.

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13.	Please expand your disclosure to provide Regulation S-K Item 701 disclosure with respect to the notes payable discussed on page F-10, including the exemption you relied upon in connection with the issuance of the notes and the identity of the class of persons to whom these securities were sold.

Response:

Thank you for the comment. The registration statement will be amended to include disclosure with respect to the class of persons to whom the notes payable were sold, reference to the exemption the Company relied upon in connection with the issuance of the notes, and the facts relied upon to make the exemption available.

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The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Thank you for your assistance and review.

Sincerely,

Financial Gravity Companies, Inc.

/s/ John Pollock_________________

John Pollock

Chief Executive Officer

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